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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                FORM U-3A-2


STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                          FROM THE PROVISIONS OF
               THE PUBLIC UTILITY HOLDING COMPANY CT OF 1935


                        YANKEE ENERGY SYSTEM, INC.
hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

1. Yankee Energy System, Inc. ("Yankee Energy") is a corporation organized under the laws of the State of Connecticut. Yankee Energy is the holding company for Yankee Gas Services Company ("Yankee Gas"), a gas utility company, and four non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo"), and R.M. Services, Inc. ("RMS"). These companies are referred to collectively herein as "the Yankee Energy System." Yankee Energy's business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of Yankee Energy, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

     Yankee Energy conducts non-utility operations through four subsidiaries, NorConn, Yankee Financial, YESCo, and RMS. All four non-utility subsidiaries are Connecticut corporations. NorConn was formed to hold non-utility property interests that may be acquired by the Yankee Energy System. Yankee Financial provides customers with financing for natural gas installations. YESCo is a full service energy company providing fuel management, project development, and operations and maintenance services at selected customer sites. YESCo also has three wholly-owned subsidiaries: BVA Cogen, Inc. (BVA), acquired in 1995, is a cogeneration developer with projects in operation in Northeastern United States. BVA is incorporated in Delaware and is located in Massachusetts. YESCo Energy Consulting Services, Inc., incorporated in November 1996, provides energy planning and consulting and fuel procurement management services to industrial and commercial energy users. YESCo Industrial Energy Services, Inc., acquired by YESCo in July 1996, provides heating, ventilating and air-conditioning services and designs automated temperature control systems for the commercial and industrial market. RMS was formed in 1995 to provide debt collection service to utilities and other businesses nationwide.

     Yankee Energy and Yankee Gas are predominantly intrastate in character.

2. Yankee Gas purchases, distributes and sells natural gas to approximately 179,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 68 cities and towns, and covers approximately 1,995 square miles, all in Connecticut.

     Yankee Gas assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,760 miles of distribution mains, 130,751 service lines, and 166,000 active meters for customer use, all located in Connecticut. Yankee Gas also owns various propane facilities and seven gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies.

3.   The following information is for the calendar year 1996.

     a. Number of Mcf of natural or manufactured gas distributed at retail: 47,986,642.

     b. Number of Mcf of natural gas distributed at retail outside the State of Connecticut: None.

     c. Number of Mcf of natural gas sold at wholesale outside of the State of Connecticut, or at the boundary of the State of Connecticut: None.

     d. Number of Mcf of natural or manufactured gas purchased outside the State of Connecticut, or at the Connecticut state line: In 1996, Yankee Gas purchased 51,154,590 Mcf of natural gas. All gas purchased is ultimately delivered to Connecticut via interstate pipelines.

4.   None.

                                 Exhibit A
Attached as Exhibit A is a consolidating statement of income and surplus for Yankee Energy and its subsidiaries for the last calendar year, together with a consolidating balance sheet for Yankee Energy and its subsidiaries as of the close of the last calendar year.

                                 Exhibit B
Attached as Exhibit B is a Financial Data Schedule which sets forth 1. Total Assets, 2. Total Operating Revenues, and 3. Net
Income applicable to Yankee Energy and its subsidiaries on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by an authorized officer on this 28th day of February, 1997.

YANKEE ENERGY SYSTEM, INC.

By: s/Mary J. Healey
      Mary J. Healey
      Vice President, General Counsel and Secretary

SEAL

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ATTEST:   s/Carolyn A. Joy
Name:       Carolyn A. Joy
Title:      Attorney

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mary J. Healey
Vice President, General Counsel and Secretary
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT  06450